Exhibit 4.6

Supplement Agreement to the Equity Transfer Agreement

Party A: Heilongjiang Hongdoushan Ecology Forest Co., Ltd

Address: No. 234, Gexin Street, Nangang District, Harbin

Party B: Yingjun JIANG

Address: Room 602, Unit 7, Building 2, Kangjiang Neighborhood, No. 319 Jiangguo Street,

                  Daoli District, Harbin

Party C: Zhiguo WANG

Address: No. 234, Gexin Street, Nangang District, Harbin

Party D: Guifang QI

Address: No. 234, Gexin Street, Nangang District, Harbin

Party E: Xingming HAN

Address: No. 3, Unit 7, Building 2, # 23, Tongzhan Street, Xiangfang District, Harbin

(The above Parties shall be collectively referred to as the “Transferor”)

Party F: Heilongjiang Jinshangjing Bio-Technology Development Co., Limited

                (hereinafter referred to as the “Transferee”)

Address: 5F, Section B, #18, Hengshan Street, Xiangfang District, Harbin

With respect to the Supplement Agreement to Equity Transfer Agreement executed by the Parties dated February 23, 2010 which provides that the Transferee purchases 100% of the equity interest of Harbin Yew Science and Technology Development Co., Ltd (the “Equity Transfer Agreement”), the Parties reach this supplement agreement as follows:

Article 1 Repurchase

1.	The Parties agree, in the event that the contemplated transaction under the Equity Transfer Agreement could not be closed, has been revoked or there is material risk of being revoked for any reason, including but not limited to failure to obtain necessary government approvals in accordance with relevant laws and regulation of PRC, within six months after the execution of the Equity Transfer Agreement (the “Performance Period”), the Transferee shall have the right to request all or part of the Transferor to purchase all the equity interest of Harbin Yew Science and Technology Development Co., Ltd held by the Transferee for a price equal to the equity purchase price under the Equity Transfer Agreement at any time within 3 months after the expiration of the Performance Period.

2.	Within 15 business days upon receipt of the Transferee’s notice under Article 1 of this Agreement, the Transferor shall execute relevant agreements with the Transferee with respect to the repurchase and shall assist the Transferee in completing relevant change of registration procedures.

Article 2 Liability for Breach

1.	In the event either Party breaches its obligation under this Agreement and causes this Agreement could not be performed in full, the defaulting Party shall be liable for such breach (including liabilities for damages).

2.	Neither party to this Agreement shall be liable for failure to perform this Agreement if the failure is attributable to force majeure.

Article 3 Resolution of Dispute

1.	The execution, effectiveness, construction, performance and the resolution of disputes hereunder shall be governed by the laws of PRC.

2.	In the event that any dispute arises with respect to the content and performance of this Agreement and the Parties cannot settle such dispute through negotiations, either Party shall have the right to submit the relevant dispute to the people’s court at the place where this Agreement is performed. Unless otherwise provided by the court, the costs of lawsuits and other lawsuits related expenses shall be assumed by the party loosing the lawsuits.

Party A: Heilongjiang Hongdoushan Ecology Forest Co., Ltd

Sign (Seal): /s/ Zhiguo Wang

Party B: Yingjun JIANG

Sign: /s/ Yingjun Jiang

Party C: Zhiguo WANG

Sign: /s/ Zhiguo Wang

Party D: Guifang QI

Sign: /s/ Guifang Qi

Party E: Xingming HAN

Sign: /s/ Xingming Han

Party F: Heilongjiang Jinshangjing Bio-Technology Development Co., Limited

Sign (Seal): /s/ Guifang Qi